UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES. THE OFFER IS MADE IN THE EU/EEA SOLELY BY MEANS OF THE PROSPECTUS (AS DEFINED BELOW), AND IN THE UNITED STATES, THE U.S. PROSPECTUS/OFFER TO EXCHANGE (AS DEFINED BELOW). COPIES OF THE PROSPECTUS OR THE U.S. PROSPECTUS/OFFER TO EXCHANGE, AS APPLICABLE, MAY BE OBTAINED THROUGH THE WEBSITE OF CADELER AS SET FORTH ELSEWHERE IN THIS ANNOUNCEMENT. THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

Cadeler initiates its redomiciliation from Denmark to the United Kingdom, to be implemented through a share exchange offer by Cadeler plc for all outstanding shares of Cadeler A/S

Copenhagen, 21 September 2026 – With reference to the stock exchange announcement made by Cadeler A/S (”Cadeler”, and together with its consolidated subsidiaries, the “Cadeler Group”) on 27 August 2026, regarding the public filing of Registration Statement on Form F-4 with the SEC (as defined below), Cadeler plc, a public limited company incorporated under the laws of England and Wales, has today published a combined EU/EEA prospectus and offer document (the “Prospectus”) in connection with a contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the ”Redomiciliation”).

In connection with the Redomiciliation, Cadeler plc is making a voluntary offer to all holders of shares in Cadeler, each with a nominal value of DKK 1.00 (the “Cadeler Shares”), including Cadeler Shares represented by American Depositary Shares (each representing four (4) Cadeler Shares) (“Cadeler ADSs”), to exchange each Cadeler Share for one (1) share in Cadeler plc (the “Offer”). Holders of Cadeler ADSs who participate in and whose Cadeler Shares are accepted in the Offer will accordingly receive four (4) shares in Cadeler plc in exchange for each Cadeler ADS.

In addition to the Prospectus, and as announced on 27 August 2026, Cadeler plc has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which includes an offering prospectus/offer to exchange (the “U.S. Prospectus/Offer to Exchange”).

Following completion of the Offer, each Cadeler shareholder will hold the same number of Cadeler plc shares as the number of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) validly tendered by such shareholder in the Offer. Assuming that all outstanding Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) are tendered and exchanged pursuant to the Offer, each Cadeler shareholder will hold the same ownership (as a percentage of the outstanding share capital) in the Cadeler Group after the Offer as they held immediately prior to completion of the Offer.

"The Redomiciliation marks an important next step in Cadeler’s evolution. By establishing a UK-incorporated parent company, we are positioning the Group to attract a broader and more diverse international investor base, while creating a corporate structure that better reflects the scale and global reach of our operations. The board of directors fully supports this transaction", says Andreas Sohmen-Pao, Chair of the Cadeler Board (as defined below).

"The launch of the Offer is a significant milestone for the Cadeler Group. The Redomiciliation will provide a more flexible platform from which we can pursue our growth ambitions, strengthen our presence in key markets including the United Kingdom, and allow us to build on the momentum we have built since our initial listing on the Oslo Stock Exchange in 2020 and the New York Stock Exchange in 2023. We look forward to the next chapter of our journey as Cadeler plc", says Mikkel Gleerup, CEO of Cadeler.

Reasons for the Redomiciliation

The purpose of the Redomiciliation is to enhance the Cadeler Group’s strategic position. While the business carried out by the Cadeler Group following the implementation of the Redomiciliation will remain the same, the board of directors of Cadeler (the “Cadeler Board”) and the board of directors of Cadeler plc believe that the Redomiciliation and the direct listing and trading of Cadeler plc shares on the Oslo Stock Exchange and on the New York Stock Exchange (“NYSE”) will improve the marketability of the Cadeler Group and encourage a broader and more diversified international investor base. Additionally, the Redomiciliation supports the Cadeler Group’s business strategy generally, including by facilitating the greater physical presence of its senior management team in the United Kingdom and elsewhere in the markets in which the Cadeler Group operates.

For further details on the reasons behind the Redomiciliation, reference is made to Section 17.1.3 “Background and reasons for the Redomiciliation” of the Prospectus.

Highlights of the Offer

•Exchange ratio. Cadeler shareholders are offered one (1) share in Cadeler plc for each Cadeler Share tendered, including Cadeler Shares represented by Cadeler ADSs (each representing four (4) Cadeler Shares).

•Offer period. Eligible Cadeler shareholders may accept the Offer in the period from and including 22 September 2026 to 21 October 2026 at 5:00 PM Eastern Time / 11:00 PM CEST (or such subsequent date to which the expiration of the Offer is extended) as set out in the Prospectus and U.S. Prospectus/Offer to Exchange.
•Listing and delisting. Following completion of the Offer, Cadeler plc shares are expected to be listed and admitted to trading on the Oslo Stock Exchange and the NYSE, and the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) are expected to be delisted from Oslo Stock Exchange and NYSE, respectively. Cadeler’s American Depositary Receipt programme will be terminated. The Cadeler plc shares are expected to commence trading on both the Oslo Stock Exchange and NYSE on 29 October 2026.

•Settlement of the Offer. Settlement of the Offer is expected to occur on or about 29 October 2026. On the settlement date, holders of Cadeler Shares and Cadeler ADSs who have validly tendered into the Offer will receive Cadeler plc shares in exchange for their Cadeler Shares, including Cadeler Shares represented by Cadeler ADSs, in accordance with the terms and conditions of the Offer. Settlement will be made through a book-entry process, with Cadeler plc shares delivered to the accepting shareholders’ securities accounts in VPS (for holders of Cadeler Shares) and in DTC (for holders of Cadeler ADSs). If the Offer Period is extended, the settlement date will be postponed accordingly.

•Offer conditions. The Offer is subject to certain conditions, including that Cadeler shareholders have validly tendered Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) representing, together with any Cadeler Shares then owned by Cadeler plc, more than 90% of the total number and of the aggregate voting power of the outstanding Cadeler Shares. In addition, the Offer is conditional upon, among other things, there being no legal prohibition, the Registration Statement on Form F-4 filed with the SEC having become effective, the Prospectus having been approved by the Norwegian Financial Supervisory Authority and passported to Denmark, and the Cadeler plc shares having been approved for listing on the NYSE and for admission to trading on the Oslo Stock Exchange. The full conditions to the Offer are set out in the Prospectus and in the U.S. Prospectus/Offer to Exchange, and it is expected that an announcement by Cadeler plc with preliminary results on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived will be published on or prior to 22 October 2026, and that an announcement with the final results will be published on or prior to 26 October 2026.

•Timetable of the Offer.(1) The key dates relating to the Offer are set out below.

oCommencement of the Offer Period: 22 September 2026

oExpiration Date (deadline for tendering Cadeler Shares and Cadeler ADSs into the Offer and end of Offer Period): 21 October 2026 at 5:00 PM Eastern Time / 11:00 PM CEST(2)

oAnnouncement by Cadeler plc with preliminary results on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived: On or prior to 22 October 2026

oAnnouncement by Cadeler plc with final results on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived: On or prior to 26 October 2026

oCommencement of trading of Cadeler plc shares on NYSE: On or about 29 October 2026(3)

oCommencement of trading of Cadeler plc shares on the Oslo Stock Exchange: On or about 29 October 2026

oExpected settlement date: On or about 29(4) October 2026

(1)If the Cadeler Shares and/or Cadeler ADSs are held through a financial intermediary, please be aware that the financial intermediary may require decisions and actions in advance of the times and dates noted. The shareholders should contact their financial intermediary with respect to questions regarding the dates and times that may be applicable to them.
(2)If Cadeler plc determines to extend the initial offering period, it will make an announcement of such extension prior to the expiration time on the relevant Expiration Date. There will be no subsequent offering period.
(3)It is currently expected that trading of Cadeler plc shares on the NYSE and the Oslo Stock Exchange will commence shortly after the expiration of the Offer, subject to approval by the relevant listing authorities.
(4)In the event that the Offer conditions have been satisfied or, if applicable, waived, Cadeler plc will accept for exchange, and will exchange, all Cadeler Shares and Cadeler ADSs that have been validly tendered into the Offer as of the Expiration Date and Cadeler plc will deliver the Cadeler plc shares as soon as practicable after the Expiration Date in accordance with applicable U.S. law and Norwegian law.

Squeeze-out

If the Offer is completed and Cadeler plc holds more than 90% of the total number and of the aggregate voting power of the Cadeler Shares then outstanding (excluding any treasury shares held by Cadeler), then Cadeler plc intends, as promptly as practicable thereafter, to initiate and complete a compulsory acquisition of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) not acquired in the Offer, for cash, in accordance with the Danish Companies Act (the “Squeeze-out”).

To initiate the Squeeze-out, Cadeler plc will publish a notice requesting that remaining Cadeler shareholders transfer their Cadeler Shares, including Cadeler Shares represented by Cadeler ADSs (the “Squeeze-out Cadeler Shares”), to Cadeler plc within a four-week period to be set out in such notice. The cash consideration to be paid for the Squeeze-out Cadeler Shares will be determined by Cadeler plc in accordance with Danish law, and will be based on the price of the Cadeler Shares on the Oslo Stock Exchange prior to the initiation of the Offer. After the expiry of such four-week period, any Squeeze-out Cadeler Shares not committed to be transferred will be acquired compulsorily by Cadeler plc. Cadeler plc has entered into a financing arrangement with DNB Bank ASA for the purpose of financing any cash payments due in connection with the Squeeze-out.

Tax considerations

Cadeler shareholders and potential investors are advised to consult their own tax advisers regarding the applicable tax consequences of the Offer and the Squeeze-out, as well as acquiring, holding and disposing of the Cadeler Shares, based on their particular circumstances.

Recommendation by the board of directors and independent third-party statement

The Cadeler Board and the board of directors of Cadeler plc, respectively, have unanimously determined that the Redomiciliation, including the Offer, is fair to, and in the best interests of, the two companies and their shareholders. The Cadeler Board unanimously recommends that Cadeler shareholders accept the Offer and tender their Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) pursuant to the Offer.

The Cadeler Board has based its recommendation on an assessment of various factors including, but not limited to, the strategic benefits of the Redomiciliation involving a broader international investor base, greater financing flexibility, commercial advantages from expanded United Kingdom operations following the Eneti combination, improved risk management and more efficient internal cash flows. The Cadeler Board has also considered the terms of the Offer, including the one-for-one exchange ratio, and believes the Offer is fair to, and in the best interests of, Cadeler and its shareholders as a whole.

The members and the composition of the board of directors of Cadeler plc are identical to the Cadeler Board, including with respect to the chair and vice chair.

This statement by the Cadeler Board does not constitute a statement as described in Section 6-16 of the Norwegian Securities Trading Act. As the Offer is being made in agreement with the Cadeler Board, the Norwegian Financial Supervisory Authority has, pursuant to Section 6-16(4) of the Norwegian Securities Trading Act, decided that the formal statement otherwise to be issued by the Cadeler Board under Section 6-16 shall instead be issued by Kroll, LLC as an independent third party. In its statement, Kroll, LLC has concluded that as of the date hereof, the Offer Consideration (as defined in the Prospectus) is fair from a financial point of view to the Cadeler’s shareholders (without giving effect to any impact on any particular shareholder other than in its capacity as a shareholder). The statement by Kroll, LLC is publicly available on https://newsweb.oslobors.no/ under Cadeler's ticker "CADLR".

Acceptance of the Offer

In order to accept the Offer in accordance with the Prospectus, Cadeler shareholders must correctly complete, sign and deliver an acceptance form (enclosed as appendix B to the Prospectus) to DNB Carnegie, part of DNB Bank ASA, acting as receiving agent in connection with the Offer, before the end of the Offer Period on 21 October 2026 at 11 PM (CEST) (or such time to which the offer period may be extended).

The acceptance form may be submitted by e-mail to retail@dnb.no, or by post to DNB Carnegie, Registrars department, Dronning Eufemias gate 30, P.O. Box 1600 Sentrum, N-0021 Oslo, Norway. Norwegian private individuals with a BankID may also accept the Offer electronically through a link provided in the acceptance form. Cadeler shareholders who hold their Cadeler Shares through a broker, bank or other nominee must contact such nominee to accept the Offer on their behalf.

Holders of Cadeler ADSs wishing to tender in the Offer must do so in accordance with the procedures set out U.S. Prospectus/Offer to Exchange and related letter of transmittal, and any amendments or supplements thereto.

Combined EU/EEA prospectus and offer document

The Prospectus has been prepared by Cadeler plc as a combined EU/EEA prospectus and offer document in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange. The Prospectus has been prepared in accordance with Regulation (EU) 2017/1129, as amended, and as implemented into Norwegian law (the “EU Prospectus Regulation”) and Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive), as implemented into Norwegian and Danish law, respectively.

The Prospectus has today been approved by the Financial Supervisory Authority of Norway and will be passported to Denmark through a certificate of approval to be issued by the Financial Supervisory Authority of Norway to the Danish Financial Supervisory Authority.

The Financial Supervisory Authority of Norway has also reviewed and approved the Offer and the Prospectus as an offer document in accordance with Section 6-14 of the Norwegian Securities Trading Act. The Danish Supervisory Authority has reviewed certain parts of the Prospectus in accordance with Danish law, as further described in the Prospectus.

The Prospectus is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions.

Registration Statement on Form F-4 and U.S. Prospectus/Offer to Exchange

In connection with the Offer, Cadeler plc has prepared and filed with the SEC a Registration Statement on Form F-4 under the U.S. Securities Act, which includes the U.S. Prospectus/Offer to Exchange.

The U.S. Prospectus/Offer to Exchange and the other SEC filings are available free of charge at the SEC’s website at www.sec.gov and on Cadeler’s website at www.cadeler.com.

Advisers

Gorrissen Federspiel Advokatpartnerselskab, Advokatfirmaet Thommessen AS, Davis Polk & Wardwell London LLP and Allen Overy Shearman Sterling LLP are acting as legal advisers in connection with the Redomiciliation.

DNB Carnegie, part of DNB Bank ASA, is acting as financial adviser and receiving agent in connection with the Offer to Cadeler’s shareholders.

Computershare Inc. is acting as exchange agent and Georgeson LLC is acting as information agent for the Offer in the United States to Cadeler ADS holders.

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler plc

Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

Following the completion of the Offer, Cadeler plc will become the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries will be the same as the business carried out by Cadeler and its subsidiaries immediately prior to the Redomiciliation. All current members of the Cadeler Board will continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group will remain unchanged.

About Cadeler

Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Important Additional Information

This communication is not a prospectus as defined by the EU Prospectus Regulation or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive) but relates to the proposed Redomiciliation, to be effected by way of the Offer by Cadeler plc for all Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs).

Cadeler plc is offering to exchange for each Cadeler Share (including Cadeler Shares represented by Cadeler ADSs), validly tendered and not validly withdrawn in the Offer, one (1) ordinary Cadeler plc share with a nominal value of USD 1.00.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with SEC.

The Prospectus has been prepared by Cadeler plc as a combined EU/EEA prospectus and offer document in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange in accordance with Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the “EU Prospectus Regulation”) and Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive), as implemented into Norwegian and Danish law. The Prospectus has been approved by the Financial Supervisory Authority of Norway and passported to Denmark.

Cadeler plc has filed a Registration Statement on Form F-4 which includes the U.S. Prospectus/Offer to Exchange with the SEC. Cadeler ADSs may not be exchanged nor may offers to exchange the Cadeler ADSs be accepted prior to the time such Registration Statement becomes effective. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the Prospectus/Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable European/European Economic Area or UK, as appropriate, regulations or Section 10 of the U.S. Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Notice to investors and shareholders in the EU/EEA

The Prospectus as referred to in this announcement has been prepared on the basis that all offers of Cadeler plc shares to persons in any member state of the European Economic Area (the “EEA”) outside Norway and Denmark (a “Relevant Member State”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offer of Cadeler plc shares. Accordingly, any person making or intending to make any offer within the EEA of Cadeler plc shares which is the subject of the Offer contemplated in the Prospectus within any Relevant Member State should only do so in circumstances in which no obligation arises for Cadeler plc or the Receiving Agent (as defined in the Prospectus) to publish a prospectus or pursuant to Article 1 of the EU Prospectus Regulation or a supplement prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. Neither Cadeler plc nor the Receiving Agent have authorised, nor do they authorise, the making of any offer of Cadeler plc shares through any financial intermediary, other than offers made by the Receiving Agent which constitute the final placement of Cadeler plc shares contemplated in the Prospectus.

Notice to Investors and shareholders in the United Kingdom

In the United Kingdom, offers of the Cadeler plc pursuant to the Offer are only being made (i) to persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), or (iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom (i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Notice to investors and shareholders in Russia, Belarus or other sanctioned jurisdictions

Cadeler plc will not accept for exchange Cadeler Shares or Cadeler ADSs as described in the Prospectus and the U.S. Prospectus/Offer to Exchange tendered by any Russian or Belarusian national, any natural person residing in Russia or Belarus (except for EU, EEA or Swiss nationals and persons holding an EU, EEA or Swiss residence permit), any legal person, entity, or body established in Russia or Belarus (including EU branches of such legal persons, but excluding subsidiaries of Russian or Belarus legal entities organised or incorporated within the EU), or any natural or legal person where the issuance of securities to such person would result in a breach of any economic or financial sanctions, laws and/or regulations, trade embargoes, boycotts, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any of (i) the United States of America, including, but not limited to, the United States Treasury Department’s Office of Foreign Assets Control, (ii) the United Nations, (iii) the European Union and/or any member state thereof, (iv) the State Secretariat of Economic Affairs of Switzerland, (v) the United Kingdom Government (including His Majesty’s Treasury and the Foreign, Commonwealth & Development Office), and (vi) any other applicable country or jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the proposed Redomiciliation and Offer, including statements regarding the benefits of the Redomiciliation and the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control, (ii) the risk of Cadeler shareholders who do not tender their Cadeler Shares and/or Cadeler ADSs prior to the expiration date becoming a minority shareholder of Cadeler and subject to the squeeze-out, (iii) adverse effects on the liquidity and value of non-tendered Cadeler Shares and Cadeler ADSs, (iv) failure to realize the expected benefits of the Redomiciliation, (v) potential disruptions in the business of the Group, which could have an adverse effect on its business and financial results, (vi) risks relating to the Redomiciliation triggering transaction costs and expenses without resulting in any significant cost savings or synergies, (vii) risks related to England and Wales and the United States being the exclusive forums for any legal proceeding, suit or action, (viii) risks related to the enforcement of judgments of U.S. courts against Cadeler plc or its directors or officers, (ix) Cadeler plc’s dependency on dividends and other distributions received from its subsidiaries, which may be subject to restrictions, (x) no assurance that the Offer will not be a taxable transaction for U.S. federal income tax purposes, (xi) risks related to tax and to changes in tax laws, including as a result of the Redomiciliation, (xii) the Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s), (xiii) risks inherent to Cadeler’s offshore operations, (xiv) the possibility that the utilization of the Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize, (xv) contractual and non-contractual legal risks related to the Group’s operations which may expose the Group to financial losses and for which the Group may not have insurance coverage, (xvi) risks related to the ordering, construction and delivery of newbuild vessels and upgrades of existing vessels, (xvii) failure to maintain an effective system of internal control over financial reporting, (xviii) risks relating to technical, maintenance, transportation and other commercial services supplied to the Group by third parties, (xix) increased competition and volatility in demand, (xx) international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Group, (xxi) risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Group’s level of indebtedness, (xxii) risks relating to the failure to retain and recruit key personnel and/or to labor disruptions, (xxiii) risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters, (xxiv) risks related to Danish, Cypriot, U.K. and U.S. taxation, (xxv) credit, interest and exchange rate risks, (xxvi) differences in the rights of shares in Cadeler plc to be received as a result of the Redomiciliation from Cadeler Shares, (xxvii) the risk that there may not be an active trading market for the shares in Cadeler plc, (xxviii) the risk that transfers of the shares in Cadeler plc outside the Depository Trust Company and Euronext

Securities Oslo may be subject to stamp duty or stamp duty reserve tax in the U.K., (xxix) the risk that the listing of shares in Cadeler plc on the New York Stock Exchange and Oslo Stock Exchange may not succeed as expected, and (xxx) the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Group will be those that the Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended December 31, 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer